CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
		For the nine months ended 30 September 2012 (in NOK million, except ratio)
Fixed Charges
	Interest expense	1,532
+	Interest within rental expense	4,316
+	Capitalized interest	(905)
Total fixed charges (A)		4,943

Earnings
	Income before tax and minority interest	160,820
-	Equity in net inc non-consol investees	(1,258)
+	Distributed income of equity investees	0
=	Income before taxes, minority interests and equity investees	159,562
+	Fixed charges (A)	4,943
+	Ordinary depr capital interest	1,022
-	Capitalized interest	(905)
Total earnings		164,622

Ratio		33.3